UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PGIM Private Credit Fund

(Name of Issuer)

PGIM Private Credit Fund

(Names of Filing Persons (Offeror and Issuer))

Class I Shares of Beneficial Interest, Par Value $0.01 per Share

(Title of Class of Securities)

71710E309

(CUSIP Number of Class of Securities)

Class D Shares of Beneficial Interest, Par Value $0.01 per Share

(Title of Class of Securities)

71710E200

(CUSIP Number of Class of Securities)

Class S Shares of Beneficial Interest, Par Value $0.01 per Share (Title of Class of Securities)

71710E101

(CUSIP Number of Class of Securities)

Claudia DiGiacomo, Esq.

PGIM Investments LLC

655 Broad Street, Newark, NJ 07102-4410

973-802-5032

(Name, Address and Telephone No. of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Benjamin C. Wells, Esq. Jacqueline Edwards, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001

□	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
□	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
□	going-private transaction subject to Rule 13e-3.
□	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
□	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
□	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2.	Subject Company Information.
(a)

The name of the issuer is PGIM Private Credit Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 655 Broad Street, Newark, NJ 07102 and the telephone number is (844)-753-6354.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”) and Class S common shares of beneficial interest (the “Class S Shares” and together with Class I Shares and Class D Shares, the “Shares”) or portions thereof. As of the close of business on December 31, 2024, there were 4,876,977 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 243,895 Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of December 31, 2024.

(c)	There is no established trading market for the Shares.
Item 3.	Identity and Background of Filing Person.
(a)

The filing person and subject company to which this Schedule TO relates is PGIM Private Credit Fund. The address and telephone number of the Fund are set forth in Item 2(a) above. PGIM Investments LLC (the “Manager”) serves as the investment manager for the Fund. The Manager’s principal address is 655 Broad Street, Newark, NJ 07102-4410 and its telephone number is 1-888-778-5471. The names of the Trustees and executive officers of the Fund are as set forth in “Section 8–Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.
Item 4.	Terms of the Transaction.
(a) (1)

Reference is made to the Cover Page, Summary Term Sheet, Section 1 “Background and Purpose of the Offer,” Section 2 “Offer to Purchase and Price,” Section 3 “Amount of Tender,” Section 4 “Procedure for Tenders,” Section 5 “Withdrawal Rights,” Section 6 “Purchases and Payment,” Section 7 “Certain Conditions of the Offer,” and Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which set forth the material terms of the transaction and are incorporated herein by reference.

(a)(2)	Not applicable.
(b)

To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer. Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.
(a)-(d)	Not applicable.
(e)

The Fund’s Prospectus dated April 30, 2024, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Manager expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund, and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.
(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.
(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(c)	Not applicable.
(d)

None of the Fund, the Manager or the Board or any person controlling the Fund, the Manager or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	Interest in Securities of the Subject Company.
(a)-(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10.	Financial Statements.
(a)

The audited annual financial statements of the Fund dated December 31, 2024 filed with the SEC on EDGAR on March 19, 2025 are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.
Item 11.	Additional Information.
(a)	(1) None.
(2) None.
(3) Not applicable.
(4) Not applicable.
(5) None.
(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.
Item 12.	Exhibits.
(a)(1)	(i) Cover Letter to Offer to Purchase and Letter of Transmittal.
(ii) Offer to Purchase.
(iii) Form of Letter of Transmittal.
(iv) Form of Notice of Withdrawal of Tender.
(a)(2)-(4)	Not applicable.
(b)	None
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PGIM PRIVATE CREDIT FUND

By:	/s/ George Hoyt
Name:	George Hoyt
Title:	Assistant Secretary

Dated: March 27, 2025

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(vi)	Form of Notice of Withdrawal of Tender
107	Calculation of Filing Fee Table.